As filed with the Securities and Exchange Commission on June 28, 2002
                                                                CIK:  0001035270
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           ---------------------------

                  PIF/Cornerstone Ministries Investments, Inc.
                 (Name of small business issuer in its charter)

             Georgia                                     58-2232313
(State or jurisdiction of incorporation     (I.R.S. Employer Identification No.)
         or organization)

                                      6531
                          (Primary Standard Industrial
                           Classification Code Number)

                         6030 Bethelview Road, Suite 203
                             Cumming, Georgia 30040
                                  678.455.1100
          (Address and telephone number of principal executive offices and principal place of business)

          Cecil A. Brooks, Chairman, President, Chief Executive Officer
                  PIF/Cornerstone Ministries Investments, Inc.
                         6030 Bethelview Road, Suite 203
                             Cumming, Georgia 30040
                                  678.445.1100
               (Name, address and telephone of agent for service)

                           ---------------------------

                                   Copies to:
                                   Drew Field
                               534 Pacific Avenue
                             San Francisco, CA 94133
                                  415.296.9795

                           ---------------------------

        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement

                           ---------------------------

                                                CALCULATION OF REGISTRATION FEE
====================================================================================================================================
        Title of each                      Dollar             Proposed maximum           Proposed maximum
     class of securities                Amount to be           offering price           aggregate offering         Amount of
      to be registered                   registered            per certificate                 price           registration fee
------------------------------------------------------------------------------------------------------------------------------------
Certificates of Indebtedness            $45,000,000            $   500.00                  $45,000,000             $4,140.00
                                                                                                                   ---------
                                                                                            Total                  $4,140.00

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following: X
              --

================================================================================

                                   $45,000,000

                                 PIF/Cornerstone
                                   Ministries
                                Investments, Inc.

                          CERTIFICATES OF INDEBTEDNESS

                           ------------------------

     PIF/Cornerstone  Ministries  Investments,  Inc. is offering certificates of
indebtedness   directly  to  investors  and  also  through  selected  securities broker-dealers, as its agents.

     We are offering three different certificates of indebtedness. They are described in the prospectus summary on page 3.

     We  do  not  expect  that  there  will  be  any  trading   market  for  the
certificates.

     This offering will end when all the certificates have been purchased or earlier, if we decide to close the offering. There is no requirement that a minimum number of certificates must be sold and no arrangement to place the funds in escrow, trust or similar account.

                           ------------------------

     This offering involves a high degree of risk. See "Risk Factors" beginning on page 4.

                           ------------------------

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the certificates or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

========================================================================================================
                                         Public Offering         Broker-dealer         Proceeds per
                                            Price per            Discounts and         Certificate
                                          Certificate             Commissions          to PIF/CMI
--------------------------------------------------------------------------------------------------------
9.00%, five-year certificates                 500                    25                    475
Graduated rate certificates                   500                    25                    475
Access certificates                           100                     4                    496

--------------------------------------------------------------------------------------------------------

 Total amount of the offering            $45,000,000            $2,250,000            $42,750,000

                 The date of this Prospectus is___________, 2002

     We have not authorized anyone to give you any information or make any representation that is not in this prospectus. The information in this prospectus is current and correct only as of the date of this prospectus, regardless of the time of its delivery or of any sale of the certificates. We are offering to sell, and seeking offers to buy the certificates only in jurisdictions where offers and sales are permitted.

                             -----------------------

                                                  TABLE OF CONTENTS

                                                        Page                                                   Page
                                                        ----                                                   ----


Prospectus summary...................................     3   Certain transactions..........................    16
Risk factors.........................................     4   Principal shareowners.........................    17
Note about forward-looking statements ...............     5   Description of securities.....................    17
Use of proceeds......................................     6   Future resale of securities...................    19
Management's discussion and analysis of financial....         Plan of distribution......................        20
condition and results of operations..................     6   Experts.......................................    20
Business.............................................     9   Available Information.........................    20
Management...........................................    14   Index to financial statements.................    20

                             -----------------------

Until ______________, 2002 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------

                               Prospectus summary


         This summary highlights some information from this prospectus. To understand this offering fully, please read the entire prospectus carefully, including the risk factors and the financial statements.

Our business

PIF/Cornerstone Ministries Investments, Inc. finances land and buildings for churches and other nonprofit faith-based schools, senior housing, affordable housing and daycare facilities. We began operations in 1985 as Presbyterian Investors Fund, Inc., a nonprofit corporation. Cornerstone Ministries Investments, Inc. was organized as a for profit corporation in 1996. The two were merged in December 2000. At March 31, 2002, we owned $34,083,333 in loans and properties. Funding for these loans had come from $39,164,894 in certificates of indebtedness and $3,407,867 in shares of common stock and retained earnings.

Our objectives

Our goal is to help churches and other non-profit organizations buy or build the facilities they need to carry out their missions and goals. These groups find it difficult to finance their projects and we have little competition in this market. We use our own funds, often together with financing from banks or other investors. We have developed some unique approaches to providing financing for these borrowers. Where there is no suitable existing building, we may assist in developing a new facility for a qualified candidate. We are not long-term lenders in these properties. Rather, we seek to provide basically a bridge to qualification for conventional financing.

The certificates we are offering

This chart summarizes the interest rates, principal repayment dates and minimum investment amounts:


Certificate          Annual percentage               When your principal                      Minimum amount
    type             rate of interest                is due to be repaid                      you may invest
    ----             ----------------                -------------------                      --------------

Five-year                  9%                     At the five-year maturity date                   $500
Graduated          7%, increasing to 9%    Any anniversary of purchase, on 10 days' notice         $500
Access             rate set each quarter        Any time, after seven days' notice                 $100


The description of securities section of this prospectus explains how interest is calculated and paid, when principal may be repaid before the due date and other terms of the certificates.

How to buy certificates

You can fill out the order form and return it with your check for the amount of your investment. You can also purchase certificates from any of the securities broker-dealers who are our sales agents for this offering.

How you can communicate with us

Our office is at 6030 Bethelview Road, Suite 203, Cumming, Georgia 30040. Our telephone number is (678) 455-1100 and our fax number is (678) 455-1114. You are invited to call or write Jayme Sickert. His email address is jayme@cmiatlanta.com.


                                                                               3
--------------------------------------------------------------------------------

                                  Risk factors

Properties we own or finance may cause losses that could reduce or eliminate your interest payments and cause you to lose part or all of the amount you invested. These risks include:

o Properties we might have to take over for nonpayment could be sold at a loss. In the event a borrower is unable to pay its loan or lease and we must take over the property, we may find it difficult to find a buyer for the property at a price that will not result in our losing money. Many of the properties which will serve as the collateral for our loans will be church buildings or other limited use facilities. Designed specifically to meet certain needs, they will be of limited use to other buyers.

o There may not be insurance coverage for a loss. We could lose income from a loan, or suffer loss on resale of a property, if an uninsured event happened. We require comprehensive liability, fire, flood and extended insurance coverages on all buildings that secure our loans. However, insurance is often not available for certain types of losses, such as riots, acts of war or earthquakes.

o We may incur liability under environmental laws. Various federal, state and local laws make property owners and lenders pay the costs of removal or remediation of certain hazardous substances released on a property. They often impose a penalty without regard to whether an owner, operator, or lender knew of, or was responsible for, the release of hazardous substances. The presence of, or failure to properly remediate, hazardous substances may adversely affect occupancy of any facility, the ability to operate it as intended, and the ability to sell or borrow against a contaminated property. The presence of hazardous wastes on a property could also result in personal injury or similar claims by private plaintiffs.

     We require a transaction screen, appraisal or on-site inspection on every property for which we make a loan. If we then decide it is necessary, we have a Phase I environmental site assessment performed, to identify potential contamination for which a lender may be responsible and to assess the status of regulatory compliance.

o There may be unexpected regulatory compliance costs. The properties for which we provide financing are subject to various other regulations from federal, state, and local authorities. If we or a borrower fail to comply with these regulations, it could result in a fine and the award of damages to private plaintiffs. If a borrower had to spend a significant amount of money to bring a property into compliance, they could be unable to make their loan payments.

If payments to us are delayed or uncollectible, we may not be able to pay you interest. In addition to risks that all real estate lenders face, we have these particular issues:

o We are highly leveraged. That is, on March 31, 2002, we had about ten times more in certificate debt than we had in shareowners' equity. Payments of interest and principal on the debt are required, whether or not we are current in collecting from our loans or investments.

o It is our practice for some loans to have limited personal guarantees in which each individual guarantor pledges a maximum of $5,000. We may have difficulty suing individuals to force their compliance with the guarantee agreement and may have to take a loss on the loan.

o The ability of any borrower to make the loan payments is dependent on the continuing strength of its contributions and income. To the extent that a church or project suffers a decline in contributions or income from ministries, it may be unable to meet its loan obligations.

o If we must foreclose on a loan, it may take longer and cost more than with other types of real estate to achieve the foreclosure, to repair the building, to find a buyer, or to maintain and protect the property.

o Our interest expense and most other expenses of operation are fixed and will be incurred without regard to our revenues from interest and fees.

o The amount of a single loan for developing a housing ministry may become a significant percentage of our total loans receivable, before that loan is repaid from long-term financing. A delay or inability to refinance would mean that problems with one loan could reduce our cash flow below our ability to pay interest on our certificates.

We may not have enough cash to repay our debt when due. We receive cash from loan repayments, fees earned and from sale of common stock and certificates of indebtedness. We use cash in making loans and to repay our certificates. This is a schedule of the due dates and amounts on our certificates outstanding at May
31, 2002:

Due Date                        Amount Due                Due Date                   Amount Due
--------                        ----------                --------                   ----------
Various dates in 2002          $ 3,274,150               On April 15, 2003          $ 2,948,498
Various dates in 2003          $ 1,831,522               On March 15, 2004          $   853,115
Various dates in 2006          $   401,103               On March 15, 2005          $ 5,002,288
Various dates in 2007          $ 1,936,079               On March 15, 2006          $11,138,246
                                                         On March 15, 2007          $15,604,435

In addition to the certificates offered by this prospectus, we are also offering Access Certificates and Graduated Certificates that are redeemable upon request by their owners. As a result, we must balance the amount of cash we have at any moment with the amount that we need. This task is difficult because, if we keep too much cash in reserve, we will not earn sufficient income to pay interest on our debts or earn income for our shareowners. If we keep too little cash available, we might default on our obligations. We believe that most certificate owners will purchase new certificates to replace matured ones, so we will not have to send them cash. This may not be what happens and we may be unable to repay all of the maturing principal when due. If we cannot pay the certificates, we would have to try finding other financing or selling some of our assets.

If we fail to pay our Series A certificates, a trustee may sell part of our assets. That could result in a loss on other certificates. A portion of our assets, equal to the principal of the outstanding Series A certificates, is pledged to a trustee as collateral for payment of interest and principal on those certificates, which will all mature by April 2003. Payments on our other certificates could not be made from those pledged assets. These certificates are described under the heading, "Description of Securities."

Only a part of the certificates offered may be sold, which could lower our future income. Our certificates are being sold on a best efforts basis. That means that we, and selected broker-dealers, will use our best efforts to locate investors. No individual or company is guaranteeing to invest any specific amount of money. There is no way for us to predict how much will be purchased. To the degree that we sell fewer certificates than offered, our fixed expenses will be a larger part of our income and will lower the potential income to pay interest.

The board of directors will determine payment of dividends. Payment of dividends to shareowners reduces the amount of equity capital available to absorb any losses, before we would be unable to pay interest to you. We have paid dividends since 1999 and presently intend to continue them. Our board of directors will evaluate the timing and amount of any dividends, based on factors including the cash available for distribution, economic conditions, applicable laws and other facts and circumstances that they think are important to a dividends decision.

If we lose the services of our officers, or if we cannot recruit and train additional skilled people, our business may suffer. Both our chief executive officer, Cecil A. Brooks, and our chief operating officer, John T. Ottinger, have over 17 years managing faith-based, nonprofit property financing. We do not have an employment agreement with them and we are not beneficiaries of any key person life insurance covering them. We are seeking additional people to train, so that we can continue to grow and to decrease our dependence upon our two officers. Our business is specialized and it is difficult to find, train and keep qualified people.

                     Note about forward-looking statements

Some of the statements made in this prospectus, including those relating to expectations for the sale of securities in this offering and the performance of our lending operations, are forward looking and are accompanied by cautionary statements identifying important factors that could cause actual results to differ.

                                 Use of proceeds

The gross proceeds from this offering will be $45,000,000, assuming all of the certificates are sold. After payment of the maximum possible $2,250,000 in commissions and the estimated $80,000 in offering expenses, the net proceeds would be $42,670,000. All of the net proceeds will be used to finance churches and related nonprofit faith-based schools, senior housing, affordable housing, student housing and daycare facilities.

                     Management's discussion and analysis of
                  financial condition and results of operations

Comparisons of past period's results of operations. The discussion and analysis that follows compares our results of operation for 2000 and 2001 and for the first three months of 2001 and 2002. The merger of Presbyterian Investors Fund, Inc. into Cornerstone Ministries Investments, Inc., to become PIF/Cornerstone Ministries Investments, Inc., was completed on December 29, 2000. The results for 2000 are only for the former CMI and do not include any of the operations of the former PIF. The results since the merger are included in the discussion and analysis for 2001, comparing them with results of CMI alone for 2000.

Overview. We have always focused on serving only faith-based organizations, principally churches. We also offer specialized programs for churches and non-profit sponsors of senior housing and affordable/moderate income housing programs. While our earnings have historically come from financing churches, that began to moderately increase during the last quarter of 2000 as we began to realize revenues from investment in senior and affordable/moderate income housing projects. We generate revenue from:

        o        interest on loans
        o        origination and renewal fees on loans
        o        gains on the sale of property securing loans
        o        interest on securities
        o        consulting fees

We also receive limited lease income, but we are no longer actively pursuing a lease/purchase strategy, although we may do so in the future. We currently charge a 10% fee on new loans and renewal fees of as much as 5% of the outstanding balance of the renewing loan. Our interest rate on all new loans is currently from 10% to 12%. Some loans are participating loans, enabling us to receive income from the gains on the sale of property for which we have provided financing. The participation percentage varies between 25% and 33% of the gains on the sale of real estate.

Comparison of years ending December 31, 2000 and December 31, 2001

Income

General. Assets increased from $31,124,693 at the end of 2000 to $42,149,226 at the end of 2001 as a result of the sale of our stock and certificates. Total revenues for 2000 were $912,396, which did not include revenues from PIF before the December 29, 2000 merger. Revenues for the merged entity were $4,126,538 for 2001. Net income for these periods, before dividends but after taxes, was $267,588 for 2000 and $436,561 for 2001.

Total loans outstanding were $26,469,809 on December 31, 2000 and $30,251,416 on December 31, 2001. Our other assets at the end of 2001 included $5,172,500 in investments in church bonds and $1,067,544 in interest receivable. We also had investments in liquid securities of $2,806,042, as required by PIF's financing terms.

Interest Income. The increase in interest income on loans during the year 2001 reflected the December 29, 2000 merger of PIF into CMI, increasing from $432,590 in 2000 to $2,582,431 in 2001. Pro forma loan interest income for the full year 2000 for the combined companies would have been $2,244,862. The weighted average interest rate on the loan balances at December 31, 2001 was 9.37%.

Investment interest income increased from $19,410 in 2000 to $121,155 in 2001. This was from interest received on liquid securities we were required to hold under the terms of certificates issued by PIF before the merger.

Fee Income. Fee income for the twelve months ended December 31, 2001 was $1,315,925 versus $478,806 for the same period in 2000. The increase is the result of additional loans being made during the course of the year out of increased funds arising from the PIF/CMI merger, from the sale of stock and certificates, and from some limited refinancing of existing loans by third parties.

Income from the sale of property. Other than two office condos owned by PIF/CMI and used for office space, we had disposed of all but two properties to which we held title before the year 2000. We sold one, in Douglasville, Georgia, in 2001 and the gain is shown as revenue for that year. We expect to sell the other, in Soddy Daisy, TN, during 2002. None of our participating loans had sold property during the course of the year.

Income from Wellstone Financial Group LLC. During 2001, we acquired a 99% equity/100% profits interest in this Georgia limited liability company, by issuing shares of our preferred stock valued at $500,000. It assists non-profit entities secure financing from sources other than PIF/CMI, for retirement, childcare, church and church-related facilities. Our 2001 income included $64,635 of its fee income.

Expenses

Interest Expenses. Interest expense increased from $314,871 in 2000 to $2,726,524 in 2001. This results from paying interest in 2001 on the much larger amount of certificates that resulted from the merger with PIF and from our continuing sales of investor certificates. PIF had $21,720,888 in certificates when we merged on December 29, 2000. We began sales of our Series B certificates of indebtedness in May 2000 and continued through 2001. The net increase in outstanding certificate principal during 2001 was $9,121,904. The weighted average interest cost for all of the outstanding certificates at December 31, 2001 was 8.77%.

Marketing and Selling Expenses. We have not paid significant amounts for marketing our lending capabilities because of the continuing backlog of projects with which we have been approached. Total marketing expenses in 2001 were $229,154. The increase, from $92,239 in 2000, results from an increase in our staff for direct sales of our certificates to investors.

Operating Expenses. Operating expenses totaled $50,817 in 2000 and $881,864 in 2001. The amount in 2000 is the administrative services fee CMI paid PIF, equal to 1.5% of CMI's assets. The 2001 amount is all of the administrative expenses of the now combined operation. Payroll expense was $470,469 in 2001, which included an expansion of staff to handle the increase in asset base. Other 2001 expense increases were: accounting, audit and tax services, from $12,373 to $86,422; legal expense, from $10,925 to $52,655; travel expense from $684 to $32,454; trust service fees from $9,363 to $62,123 and telephone expense from $52 to $33,826. Due to the amortization of costs associated with securities issuance and increases in depreciation due to fixed asset additions, PIF/CMI's depreciation and amortization expense for 2001 increased to $124,013 from 2000's $31,045.

Selling commissions are paid in cash but capitalized over three, five, and seven years depending on whether a three-year certificate, five-year certificate or common stock is sold. Commissions increased from $36,716 in 2000 to $68,060 in 2001 as certificates and common stock have been sold in the current offering, which commenced in May 2000. Commission expense, and the accompanying capitalized assets will increase as securities continue to be sold. Amortized legal expenses increased as a result of the new offering in the year 2000. Legal expenses associated with both the 1998 offering and the 2000 offering are capitalized and amortized. We also capitalized and are amortizing the costs associated with the transfer of registrar, paying agent, and trustee services.

Taxes. We paid income taxes of $130,166 on 2000's pre-tax income of $397,754. Income taxes for the year 2001 were $185,706 on pre-tax income of $622,267.

Dividends

We paid $360,735 in dividends on our common stock during 2000, compared to $224,019 in 2000. Payment in both years was at an annual rate of 12%, based on the initial stock offering price. The increase is from additional shares sold during 2001.

Comparison of three-month periods ending March 31, 2001 and March 31, 2002

Income

General. Assets increased from $32,228,042 at the end of March 2001 to $46,780,098 at the end of March 2002 as a result of the sale of the Company's stock and certificates. Total revenues were $870,216 for the first quarter of 2001 and $1,104,436 for 2002. Net income (loss) for these periods, before dividends but after taxes, was $(2,437) and $(106,909).

Total loans outstanding on March 31, 2001 were $26,857,247 and $33,749,469 on March 31, 2002. Our other assets at the end of March 2002 included $109,000 in investments in church bonds, $1,193,809 in interest receivable and $5,025,000 in tax-free bonds. We also had investments in cash and other liquid securities of $3,673,924.

Interest Income. Interest income on loans increased from $670,526 to $775,079, largely as a result of the additional loans made during this period. Investment interest income increased from $23,194 to $128,142 for the three month period, reflecting an increase in cash balances held.

Fee Income. Fee income for the three months ending March 31, 2002 was $207,974 versus $194,000 for the same period in 2001. The increase is the result of additional loans being made during the period out of increased funds arising from the sale of stock and certificates, as well as some limited refinancing of existing loans by third parties, providing some additional lendable assets.

Income from the sale of property. CMI did not realize any income from the sale of property during the quarters ending March 31, 2001 or March 31, 2002. None of its participating loans had sold property during the course of the year. PIF/CMI currently holds title to one property, in Soddy Daisy, TN, which it expects to sell during the year 2002.

Expenses

Interest Expense. As a result of its growth in assets through sales, PIF/CMI experienced an increase in interest expense from $611,407 to $840,795. This increase in interest expense is primarily a result of a net increase in outstanding certificate principal, from $29,842,551 to $39,164,894.

Marketing and Selling Expenses. To date, CMI has not committed substantial resources for marketing its lending capabilities because of the continuing backlog of projects with which it has been approached. Total marketing expenses in the first quarter of 2002 were $106,997 versus $56,163 in the same period of 2001.

Operating and Administrative Expenses. Operating and administrative expenses totaled $276,647 in 2002 and $228,227 in 2001. This increase can be attributed to having a larger asset base on which administrative services are incurred.

Selling commissions are paid in cash but capitalized over three, five, and seven years depending on whether a three-year certificate, five-year certificate or common stock is sold. Commission expense and the accompanying capitalized assets will increase as securities continue to be sold.

Amortized legal expenses increased as a result of the new offering in the year 2000 and subsequent issues. Legal expenses associated with all offerings are capitalized and amortized. We capitalized and are amortizing the costs associated with the transfer of registrar, paying agent, and trustee services as well.

Taxes. No income tax expense has been calculated for the periods ended March 31, 2002 and March 31, 2001. The Company incurred operating losses during each of those periods. It is not reasonable to calculate an "income tax benefit" based upon these initial quarter losses since the Company anticipates incurring a profit by the end of the year. We estimate taxes for the year 2002 will be approximately $200,000 based on projected income estimates for the year.

Liquidity and Capital Resources

We had $2,181,280 in cash on December 31, 2000,  $2,806,042 on December 31, 2002 and $3,673,924 on March 31, 2002. We currently have commitments and applications sufficient to invest the cash on hand. Net cash used by investing activities was $23,661.295 during 2000 ; $9,488,707 during 2001 and $3,483,881 during the first three months of 2002 (compared to $646,824 during the same period in 2001).

Cash from Operations. Net cash provided from (used in) operating activities in the first quarter of 2001 was $29,736 and for the first quarter of 2002 was $(791,386).

Cash from Financings. Net cash provided by the sale of shares of our common stock was $1,391,228 in 2000, $854,703 in 2001 and $12,225 during the first three months of 2002. Net cash provided by the sale of certificates of indebtedness was $1,699,922 in 2000, $8,647,709 in 2001 and $5,132,759 during the first three months of 2002. These are the total amounts of certificates we had outstanding at May 31, 2002, by maturity date:

                 Amount                              Maturity
                 ------                              --------
             $  3,274,150                     Various dates in 2002
             $  1,831,522                     Various dates in 2003 except:
             $  2,948,498                         April 15, 2003
             $    853,115                         March 15, 2004
             $  5,002,288                         March 15, 2005
             $    401,103                     Various dates in 2006 except:
             $ 11,138,246                         March 15, 2006
             $  1,936,079                     Various dates in 2007 except:
             $ 15,604,435                         March 15, 2007

 Total       $ 42,989,436

Our experience since 1985 has been that approximately 95% of the maturing amounts are immediately reinvested in new certificates, so that we do not actually pay back that principal in cash. This past experience may not be repeated for future maturing certificates and we may be required to raise cash, from borrowings or selling assets, to pay back more of the maturing certificates.

We believe that additional sales of new investments from the current and planned offerings, as well as cash on hand, expected refinancings and sales of existing loans, will be sufficient to meet our capital needs. We also expect to have a bank line of credit in place on each of these certificate maturity dates.

The amount and timing of our future capital requirements will depend, in addition to repaying maturing certificates, on factors such as the origination and funding of new investments, potential acquisitions of related businesses and the overall success of our marketing efforts for certificates, notes and any other securities.

Effects of Inflation

Inflation, which has been limited during the course of our operating history, has had little effect on operations and we do not believe it will have a significant effect on our cost of capital or on the rates that we charge on our loans. Inflation resulting in increased prices for real estate could potentially decrease the ability of some potential clients to purchase, finance, or lease a property.

                                    Business

Our primary objective is to provide income for our certificate holders and shareowners, by financing the acquisition and development of facilities for use by churches, their related ministries and non-profit organizations. PIF was incorporated as a Georgia nonprofit corporation in December 1985 and CMI was formed as a Georgia for profit corporation on March 18, 1996. PIF was merged into CMI on December 29, 2000 and CMI's corporate name was changed to PIF/Cornerstone Ministries Investments, Inc.

We offer development, construction, bridge and interim loans, usually due within one to three years. The typical maximum investment amount in a church loan is $1,000,000. Our largest loan is $6,000,000 for a housing project. We do not have any limits on the percentage of our assets that may be in any one investment or in any geographic area of the United States. We have not established any maximum ratio of our total debt to our total shareowners' equity. These policies would be made by our board of directors and could be changed, without the vote of share or certificate owners. A description of our loan programs follows.

Types of loans we make

Development Loans: We will provide financing to young growing churches and ministries that we judge to possess excellent growth potential and show a strong plan to repay the loan through their own growth or income received from related ministries or activities. The borrowers may lack the history, size, equity or income required by conventional lenders or bond underwriters and financial advisors. Development loans are made on an annually renewable basis and carry renewal fees of 5% of the outstanding balance or 10% for a three-year loan. They carry a high interest rate, in the current market no less than 10% per year. The maximum term of a development loan is three years, at which time the loan must be refinanced by an outside lender. They are often made with an initial period of interest only or deferred interest payments, followed by principal and interest payments on an amortization schedule of up to 30 years. Development loans are used to acquire property, portions of which may be resold to pay down the loan, for which we will receive a participation in any profit.

Construction Loans: Construction loans are typically made to finance the construction of new facilities, or to renovate existing facilities. They normally have a maturity of six months to one year. Borrowers typically pay interest only on the outstanding balance drawn for construction. We focus primarily on loans of less than $1,000,000 for churches and daycare facilities; larger loans are required to develop senior housing, affordable housing projects and student housing. We require the customary documentation for construction loans, including lien subordinations and waivers, builders risk insurance, budgets and assignment of relevant contracts to us. We make weekly disbursements on finished invoices and require interim lien waivers on all disbursements.

Semi-permanent Loans: These are often called mini-perms or bridge loans. They are for as long as three years and may be linked to a construction loan. They are often used by churches and other borrowers who expect to receive pledges, grants, leases or other anticipated income but who are in need of immediate funds. We make these loans on an annual renewal basis with an annual renewal fee equal to 1% to 5% of the outstanding balance. The loans are usually repaid by other forms of financing, such as church bonds or conventional loans. We will assist the borrower to find long term financing through some of the lenders with which we have established relationships, or we will sell the loan to one of these lenders.

Our loan policies

Borrowers: We are in the business of providing facilities primarily for use by faith-based non-profit organizations, such as churches and related ministries. We also lend to non-profit entities that extend their ministries through facilities for assisted living, day care, camps, group homes, etc. Primary borrowers will be the organizations that will own and occupy the facility. A special class of borrowers will include some for profit entities that are developing facilities to be occupied or leased by a non-profit as the primary occupant. For profit borrowers must submit signed development and lease agreements with the non-profit entity or organization that will be the primary occupant, as well as refinancing plans that will transfer ownership to the non-profit within the term of the loan. We screen these for profit developers for experience in developing for non-profit owners or occupants.

Loan Terms and Conditions: We make loans for acquiring and developing property, construction of new facilities, renovation of existing facilities, financing of anticipated income from pledges, bridge financing, refinancing existing loans, working capital, and other purposes as our board of directors may find acceptable. Each loan is secured by a first or second mortgage lien, a pledge of revenue and, where we determine necessary, limited personal guarantees made by members or principals of the borrowers.

We may provide a fixed or variable rate loan. Our loans may include a participation feature where there is the possibility of additional gain upon the sale of excess property acquired by a borrower and resold during the term of our loan. The terms and conditions offered to borrowers, including interest rates, fees, maturities and guarantees, will be based upon current market conditions and factors like our operating expenses and the loan's origination expenses. We charge each borrower an application fee to offset the cost of loan origination and approval, legal fees and out-of-pocket expenses. We charge a commitment and closing fee and may also charge a loan renewal fee. These fees may be paid in cash by the borrower or added to the loan principal, at our discretion.

We generally require the normal protections afforded commercial lenders, including title insurance, real estate surveys, appropriate resolutions of the borrower, appraisals of the property, and the issuance of fire and extended insurance coverages. We use mortgage loan documents in the form currently in use in the state where the mortgaged property is located. We may accept a second mortgage loan position on certain short-term financings. We may also permit these loans to be converted to tax-exempt bonds.

Loan underwriting requirements

Mortgage loan applications submitted to our underwriting staff will normally include (i) a completed application on our form, (ii) corporate organizational documents, (iii) financial statements including pro forma financial statements,
(iv) certified real estate appraisal,  (v) a real estate survey certified to us,
(vi) preliminary title report, (vii) market and feasibility reports, if applicable, (viii) copies of relevant insurance coverages, (ix) copies of all material contracts and leases and (x) environmental report or affidavit.

Completed applications and supporting material are submitted to the loan committee of our Board of Directors, which has authority to approve loans of $500,000 or less. Loans or investments over this amount must be submitted to the full board for approval. The loan committee consists of at least three directors, not including any directors who are also our officers or staff. The loan committee determines the creditworthiness of the borrower and oversees the rates, terms and conditions of the loan. Upon approval of a loan application, our loan staff will work with its officers and legal counsel to supervise the loan closing, including the preparation of loan documents and forwarding of funds. It is our policy to require borrowers to pay all expenses of the loan including our legal expenses. These expenses are usually deducted from the loan proceeds.

Loan investments we have made

This chart shows the number and amount of loans we have made in each of the last five years:

                                Number of                   Amount of
         Year                  loans made                   loans made
         ----                  ----------                   ----------
         1997                      16                      $ 7,532,000
         1998                      10                      $ 7,446,100
         1999                      17                      $12,953,200
         2000                      10                      $11,041,500
         2001                      11                      $14,029,191


Each of our loans has a date when the full principal amount becomes due, or when we may call the loan for repayment. Our experience has been that loans are often refinanced before their due date. These are the number and amount of our loan investments, at March 31, 2002, which become due or callable in the last nine months of 2002 and in each of the next five years:

                                     Number of loans          Amount of loans
         Year                        due or callable          due or callable
         ----                         ---------------         ---------------
         2002 (last nine months)           30                  $  23,301,651
         2003                              20                  $   8,800,566
         2004                               1                  $   2,507,454
         2005                               0                          0
         2006                               1                  $      23,787

New Property Development: In 2000, we began developing new facilities, in conjunction with church, ministry or non-profit organizations, where there are not existing facilities or buildings that would meet their needs. Church and daycare facilities would be from 2,000 to 10,000 square feet, with budgets from $300,000 to $1,000,000. The churches and daycare facilities select from standardized plans available to us and use a developer we accept.

The church will typically have been in existence for at least a year and have a minimum income of $75,000 per year. We perform on site interviews with the potential lessees and purchaser to determine the stability and quality of its leadership and congregation, as well as to perform due diligence on the proposed property for development and the demographics of the area.

In addition to churches, church ministry facilities, daycare facilities and Christian schools, a portion of our assets is being invested to develop senior adult housing, in particular independent living and assisted living facilities owned or sponsored by non profit organizations. These will be based upon our standardized plans and prototype facilities. Assisted living facilities will range in size from 80 to 200 units and cost from $4 million to $21 million. In addition, there are costs associated with the acquisition of property, zoning, permitting, engineering, marketing and operating that may require us to make additional investments. Independent living communities will vary in size but have budgets similar to that of the assisted living facilities. Most often these will be developed on land held by a church or other non-profit. The completed facilities will be owned by or leased to the non-profit entity and refinanced after three years or upon stabilization of occupancy, when financing can be available from conventional sources, such as commercial banks or investment banks.

We have also begun to work with non-profit faith-based organizations to assist in their efforts to provide affordable and moderate income housing. In these projects we are currently providing loans for the acquisition and development of properties on which single family homes will be offered for sale. We intend to add various types of multi family facilities. There are many federal, state, and local sources of additional and replacement financing to assist either the non-profit sponsor or the home-buyer to develop, build, and market or purchase these facilities. Our loans bring projects to the point at which conventional or governmental financing becomes available. Non-profit sponsors must employ knowledgeable developers and contractors on the projects in which we make loans. Loans may range in size from $100,000 to $6,000,000.

These nonprofit organizations may have little or no assets with which they can provide additional guarantees, collateral or equity for the project. We will seek to obtain additional guarantees from the principals of the church or organization, or from an affiliated organization that can provide the additional security or collateral. For the return of our investment, we will rely primarily on the value of the property to be acquired and developed, the feasibility of the project and the expertise and knowledge of the developer and manager. There will normally be no guarantees from the developer or manager. We will not invest in a project developed by a for profit developer, unless a suitable nonprofit lessee/purchaser has been qualified by the board of directors and signed a letter of inducement or intent.

Our market

We believe, based upon our monitoring of available data, that there are approximately 325,000 Protestant churches in the United States and that 10,000 to 15,000 net new congregations begin annually. Our experience is that these new churches will need between $350,000 to $750,000 to acquire or build their first facility. We have found that the most strategic time for them to set a course for their short term and intermediate term growth is the first one to three years of existence. Their health and growth is substantially increased when they move into a facility designed and dedicated for their use.

The longer life expectancy and age of the baby boomers will require increased services and housing for the elderly. Our investment focus is on preserving or enhancing the independence of residents, while providing options for services as needed. These independent living facilities supply a minimum of personal care while providing such amenities as security, transportation, housekeeping and meals, items which are covered in the monthly rent paid to the facility. In 1996 only 9% of the new developments of senior housing were independent living apartments. According to certain studies, the changes in the older population will increase the demand for housing and services that allow seniors to live independently and the provision of those services and housing will be a major part of the aging process in the future.

Prior to the 1980's, federal programs were the primary vehicles for providing affordable rental and homeownership opportunities. Over the past fifteen years, nonprofit organizations, both community and faith based, have become the nation's primary source of rental and homeownership opportunities for people with low to moderate incomes. They have stepped into the void left by the shrinking federal commitment to these areas and have addressed some of the problems that prevent many from obtaining adequate housing. The ability of these nonprofits to provide housing is limited, due to the diminishing availability of acquisition and development funds needed to qualify for the various state and local financing programs.

We intend to reach our market through a variety of strategies, including radio and direct mail marketing. We expect to develop our investment opportunities primarily through a network of independent representatives in key market areas in the Southeast, including initially Atlanta, Dallas, and Orlando/Tampa. These representatives are not our employees, but are paid a commission to identify applicants for our programs. They may also pursue development of the projects and present them to us for review. These representatives may be involved in the project as a real estate agent, architect or contractor. We are actively seeking additional representatives in areas of high growth in population and real estate values.

Our competition

We have found that most national lenders focusing on churches and related ministries are unwilling to consider loans of less than $1,000,000 or for churches less than five years old. Local lenders will make smaller loans, but most of them still require at least three years of full operating history. We believe that there is very little competition in the church and ministry markets that we seek to serve.

We will face competition from other financing institutions in some areas of our market and programs. These competitors may include banks, savings and loans, REITs, denominational funds and broker/dealers, all or some of whom may have greater resources or lower costs of operations. We intend to compete on the basis of our management's experience in the church and nonprofit financing, real estate and construction markets and our low cost of operations.

Employees

Cecil A. Brooks and John T. Ottinger are our principal executive officers. In addition, we have six other staff members. They are all full-time employees.

Facilities

In February of 2001, we purchased two office condominiums in Cumming, Georgia to house our growing staff. At present we lease both to other companies and lease our current offices, which are larger than either of the office condominiums.

Environmental laws

Under various federal, state and local laws, an owner or a mortgage lender may be liable for the costs of removal or remediation of hazardous or toxic substances from a property, even if they did not cause or even know about the contamination. The costs and liability are not limited and could be more than the value of the property. The presence of these substances may make it difficult to sell the property. Environmental laws also govern the presence of asbestos in buildings and may require removal or precautionary action. They may also impose fines and allow recovery for injury from exposure to asbestos.

We have not incurred any material costs or effects so far from compliance with environmental laws. We require an environmental report or affidavit before we make a mortgage loan or purchase a property. This is a changing area of law and we could have material extra costs or liability from being mortgage lenders or owners of real property.

Government regulations

We do not make any loans to consumers, so we are not subject to the many federal, state and local laws about lending. We are not required to be licensed in the states in which we operate. Our borrowers will be subject to some of the laws intended to protect the public from building hazards and to make buildings accessible. We cannot monitor compliance with all these laws. Enforcement action against the building or our borrowers could interrupt our receipt of payments and decrease the value of the property. We do not believe that any material changes are currently required to any of the properties securing our loans.

Legal proceedings

We are not a party to any pending legal proceeding. We are not aware that any of the properties covered by our mortgage loans is subject to any pending legal proceeding or that any governmental authority is contemplating any legal proceeding involving us or any of those properties.

                                   Management

Our board of directors is elected by our shareowners. The board is responsible for our policies and management. However, the board retains a staff to manage the day-to-day affairs, subject to its supervision.

Directors and officers
Name, residence address            Age                Responsibility
-----------------------            ---                --------------

Cecil A Brooks                     70           Director, Chairman of the
P.O. Box 10206 Big Canoe                        Board, President, CEO
Jasper, GA 30143

John T. Ottinger                   47           Director, Vice President, COO,
451 Battersea Dr.                               Secretary and Treasurer
Lawrenceville, GA 30044

Theodore R. Fox                    70           Director, Member of the
575 Big Canoe                                   Audit Committee
Jasper, GA  30143

Richard E. McLaughlin              70           Director,  Member of the
2627 West Grand reserve Circle #511             Loan Committee
Clearwater, FL  33759

Jayme Sickert                      54           Director, Vice President, Member
2891 Inverloch Circle                           of the Loan Committee
Duluth GA 30096

Irving B. Wicker                   76           Director
132 Eswick Drive
Prattville, AL 36067

Taylor McGown                      64           Director, Member of the
74 Big Canoe                                    Loan committee
Jasper, GA  30143

Henry Darden                       69           Director, Member of the
614 Beverly Dr.                                 Audit Committee
Brandon, FL  33510

Directors are elected for three-year terms. Messrs. Darden, Fox and Sickert will serve until the annual meeting in 2003, Messrs. McLaughlin, McGown and Wicker until the 2004 meeting and Messrs. Ottinger and Brooks until the meeting in 2005.

         Cecil A. Brooks has served in these capacities since CMI was founded. He graduated from Mercer University in 1952. After a varied career in sales and management, including real estate sales and development, he graduated from Reformed Seminary in 1975. He served as pastor of Trinity Presbyterian Church in Miami, Florida and on the staff of Mission to North America of the Presbyterian Church of America from 1983 to 1994. He formed the Investors Fund for Building and Development (the predecessor to PIF) in 1985 and has served as President from its inception to its merger with CMI. Mr. Brooks has served on the boards of a number of non-profit organizations concerned with foreign missions and housing for the elderly. Mr. Brooks has over 16 years experience in all areas of the church mortgage lending and development business. Mr. Brooks has also worked closely with church bond underwriters and broker-dealers in the church lending market. He has been a director since 1985.

         John T. Ottinger, Jr. has served Vice President and Secretary/Treasurer since CMI was founded. Mr. Ottinger is also CMI's Chief Financial Officer and became its Chief Operating Officer in 2000. He graduated from the University of Delaware in 1976 and spent eight years in the lodging industry. Mr. Ottinger has served as pastor of an established church as well as organizing pastor in North Carolina. He joined the PIF staff in 1985. Mr. Ottinger has 16 years of extensive experience in church lending. He has been a director since 1996.

         Theodore R. Fox has served as a director since 1996. He received a Bachelor of Business Administration degree in Management from Georgia State University. Mr. Fox has a 24-year career with Law Engineering Company, retiring as Assistant Vice President. He joined Cole Henderson Drake, Inc. in their finance department and has served on a part time basis since 1993. Mr. Fox is a past Chairman of the Board of the National Association of Credit Managers.

         Richard B. McLaughlin has served as a director since 1996. He has worked in the real estate construction and land development business since 1962. During his long career, he has developed complete subdivisions and constructed approximately 600 homes. During the last ten years he has devoted all his energies to the developing of church properties and the design and construction of church properties. Mr. McLaughlin has consulted on over 300 churches during that time. Mr. McLaughlin is the President and sole owner of Church Development Services, Inc.

         Jayme Sickert has served as a director since 1994. He graduated from Covenant College in 1969 and Covenant Seminary in 1974. He has served a number of churches in the Southeast as Senior Pastor, as well as working with Mission to North America of the Presbyterian Church in America. Since 1993, he has been a Registered Representative and lately President of Regal Investments, a registered broker dealer.

         Irving B Wicker has served as a director since 1990. He graduated from the University of Maryland in 1959 and received a Masters Degree from George Washington University in 1963. He is a retired Lieutenant Colonel from the United States Air Force and has been a real estate broker and financial planner for 15 years.

         Taylor McGown has served as a director since 1985. He graduated from the University of Memphis in 1976 and received a Master of Divinity degree from Reformed Theological Seminary in 1979. Mr. McGown served a number of pastorates in a variety of capacities as well as serving as Director of Palmer Children's Home. He is currently a self employed registered representative and investment advisor.

         Henry Darden has served as a director since 1992. He received a Bachelor of Science degree from the University of Georgia in 1955 and an AA in real estate from the City College of Chicago in 1970. Mr. Darden is a retired Lieutenant Colonel with the United States Air Force and currently serves as a financial and tax consultant.

Committees

Audit Committee. The board has established an audit committee of three of its members, including two independent directors. The audit committee will make recommendations concerning the engagement of independent public accountants, review their independence, the services they provide and the results of the audit engagement. The audit committee will also consider the range of audit and non-audit fees and review the adequacy of our internal accounting controls.

Loan and Investment Committee. The board has established a loan and investment committee consisting of five members including the chief executive officer and having a quorum of three members. The committee will review and may approve loans and investments of up to $500,000 on behalf of the board, in accordance with the loan and investment policies as adopted and amended by the board form time to time. Any individual loans or investments in excess of the committee's authority will be subject to approval by the entire board.

Meetings and compensation of directors

The directors meet at least annually and more often as needed. The audit committee meets at least once annually. The loan and investment committee meets as required. Directors receive $100 for each conference call board and committee meeting they attend and $200 for each face-to-face meeting attended. We reimburse them for travel expenses to attend meetings.

Executive compensation

This summary compensation table shows all compensation paid to our two executive officers during 2001:

                                                                          Annual compensation
  Name and principal position                                                   Salary
  ---------------------------                                                   ------
  Cecil A. Brooks, Chairman of the Board, President and CEO                    $150,000
  John T. Ottinger, Vice president, Secretary, Treasurer and COO                100,000

Our executive officers were compensated by PIF through 2000 and their services to CMI were included in the administrative services agreement CMI had with PIF. We have no employment agreements with them or any of our other employees.

Employee profit sharing plan

During the year ended December 31, 2001, the Company established a Profit Sharing Plan for its employees. The Plan allows for entry into the plan after one year of service, and immediate vesting of contributed amounts. The Plan does not have an employee contribution component. All contributions are to be made at the discretion of the Company after approval by the board of directors. For the year ended December 31, 2001 the Company determined that a contribution of approximately $42,000 was to be made.

Indemnification of directors and officers and limitation of their liability

Officers or directors are not liable to PIF/CMI or its shareowners, under Georgia law, if they acted in a manner they believed in good faith to be in or not opposed to PIF/CMI's best interests. They are not liable in any criminal proceeding if they had no reasonable cause to believe their conduct was unlawful. As permitted by Georgia law, we will indemnify our officers and directors against liability and their defense costs in any proceeding in which they have been successful or where the directors who are not involved determine that the applicable standard of conduct has been met. We will pay reasonable expenses, including attorneys' fees, incurred by directors or officers in advance of the final disposition of a proceeding, if they furnish written affirmation of good faith belief that they have met the applicable standard of conduct, together with a written promise to repay any advances if it is determined they are not entitled to indemnification. We have been informed that, in the opinion of the Securities and Exchange Commission, any indemnification for liabilities arising under the federal Securities Act of 1933 is unenforceable, as against public policy expressed in that Act. We do not presently carry any insurance against the liability of our officers and directors.

                              Certain transactions

We have not had any material transactions or loans with any person affiliated with us, or with either PIF or CMI, within the last two years and none is proposed. There were transactions and loans between PIF and CMI before their merger into one entity.

Any future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties and must be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our lawyer or independent legal counsel. We do not make loans to our officers or directors.

                              Principal shareowners

     The  following  table shows the  beneficial  ownership  of our common stock immediately  prior  to this  offering,  for  shares  owned  by:

(i) each of our directors and executive officers,

(ii) each shareowner we know to own beneficially 5% or more of the outstanding shares of our common stock and

(iii) all directors and officers as a group.

We believe that the beneficial owners of the common stock listed below, based on information they furnished, have sole investment and voting power over their shares, subject to community property laws where applicable.

Name of  Beneficial Owner               Number of Shares       Percentage of         Total Common
                                        Beneficially Owned     Stock Beneficially         Owned
                                                               Before Offering        After Offering
Cecil A. Brooks                               1,953                   *                      *
John T. Ottinger                              1,719                   *                      *
Taylor McGown                                 1,538                   *                      *
Irving B. Wicker                              1,538                   *                      *
Church Growth Fund, Inc.                     69,228                 13.0%                   8.1%
All directors and executive officers          6,748                  1.2%                   0.8%

* Amounts to less than one percent.

                            Description of securities

Our articles of incorporation and the Georgia Business Corporation Code authorize us to issue up to 29,000,000 shares of common stock and 1,000,000 shares of preferred stock. We may also issue securities for borrowings. We had 528,975 shares of common stock outstanding at March 31, 2002, held by 215 shareowners, and 500 shares of preferred stock outstanding held by one shareowner. At March 31, 2002, there were $39,164,894 of certificates of indebtedness outstanding, held by 1,479 owners. This is a description of these securities:

Common stock

The owners of common stock elect all the members of our board of directors. Each share owned is entitled to one vote on all matters to be voted on by shareowners. A majority of the shares issued is a quorum. The shareowners are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available. In the event of liquidation, dissolution or winding up of the corporation, the shareowners are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities. Shareowners, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock, and the shares issued in this offering, will be fully paid and nonassessable. The transfer agent and registrar for our common stock is TransferOnline, Inc.

Preferred stock

We have 500 shares of preferred stock outstanding, held by one individual. They were issued for acquisition of Wellstone Financial Group, LLC, at a $500,000 value. We may issue additional shares of preferred stock in connection with any other business acquisitions we may make. No preferred stock will be offered to our officers, directors or principal shareowners, except on the same terms as it is offered to all other existing shareowners or to new shareowners. Our board of directors has the authority to issue series of preferred stock and to set dividend rates and various rights and terms for a series, such as for redemption, the amount payable upon any liquidation of the corporation, conversion into other of our securities and any voting rights. Owners of common stock could be placed below any preferred stock owners in their rights to dividends, liquidation distributions and voting on some matters. Preferred stock could be issued with terms that would have the effect of discouraging a change of corporate control or other transactions that some common stock owners might believe to be in their best interests.

Certificates of indebtedness previously issued and still outstanding

Both PIF and CMI have issued certificates of indebtedness to fund their financings. These are descriptions of the certificates previously sold and still outstanding:

PIF had offered its mortgage loan fund certificates since 1985, at a $500 minimum investment, for these terms and interest rates:

                            Term                              Annual Rate
                            ----                              -----------
                           1-year                                 6.75%
                           2-year                                 7.25
                           3-year                                 8.00
                           4-year                                 8.25
                           5-year                                 9.00

All of the mortgage loan fund certificates are unsecured general obligations.

PIF began offering church development fund certificates in 1997. These certificates were at $2,500 minimum investments and 9% annual interest. They begin to become due on September 30,2002 and continue to mature through September 2004. All of the loans made from the proceeds of church development fund certificates, and all other assets resulting from those proceeds, are being held by a trustee as security for payment of principal and interest on the certificates.

CMI issued $3,056,276 of Series A certificates of indebtedness during a public offering from October 1998 through October 1999. The Series A certificates were secured in their payment of principal and interest by the deposit in trust of an amount of our mortgage loans and cash which was equal to the unpaid amount of Series A certificates. All of the Series A certificates will have matured by April 15, 2003.

From May 2000 through January 2002, we sold $16, 765,704 of Series B certificates of Indebtedness. From January 2002 through May 2002, we sold $16,000,000 of Series C certificates. There is no trust deposit or other collateral to secure payment of Series B or Series C certificates.

Certificates of indebtedness offered by this prospectus

9.00%, five-year certificates. We will set specific maturity dates of these certificates at least every three months, so that the principal amount of your certificates will be available for return or reinvestment on or near their fifth anniversary. Certificates may be purchased in any amount, with a minimum purchase of $500. Interest will be paid on all certificates each March 15 and September 15. Investors may elect to have interest retained and compounded semiannually. Owners of $10,000 or more of certificates may elect to receive monthly interest payments.

Access certificates. These certificates have no stated maturity. They can be purchased in any amount of at least $100 and owners can add to their certificate at any time, in amounts of $100 or more. The amount they have invested will remain in their certificate account until they redeem it. They may redeem any amount of the balance by giving at least seven days written notice. Our board of directors will set the rate on the first business day of each January, April, July and September. The directors may also change the rate between those dates if they believe that market conditions warrant a change. Certificate holders choose to have interest paid semiannually or when they redeem an amount.

Graduated certificates. These are for five year terms. Certificates will be issued in any dollar amount, with a minimum investment of $500. The amount and maturity date is set upon purchase and there can be no additions to the amount during their term. The owners may redeem any amount of the principal or interest on any anniversary date of their purchase, by giving at least ten days written notice. Unless we receive notification of the intent to redeem within 10 business days of maturity, certificates will automatically be renewed, on the terms under which they were originally purchased, at the then prevailing interest rate for similar certificates. These certificates currently pay a graduated increased interest rate based on each year the certificate remains invested. Currently the rates are 7% for the first year, 7.5% for the second year, 8% for the third year, 8.5% for the fourth year, and 9% for the fifth year, giving an overall average, if left invested for 5 years, of 8%.

Certificate holders choose, at the time of purchase, to have interest on their certificate paid semi-annually or upon maturity. Monthly interest payments are available on investments of $10,000 or more. Unpaid interest is compounded every six months from the issue date.

General terms

All certificates will begin to bear interest at the stated rate one business day after we receive funds from an investor. However, we will not issue a certificate or a receipt for an investment until the check or other payment has cleared our bank. All certificate interest and maturities will be calculated on a 365-day year. Any payment due on a weekend or on a nationally recognized bank holiday will be paid the next business day. We will set interest rates for future certificates as market conditions warrant. Certificates issued in the future may bear higher or lower interest rates than the currently offered certificates, and may have different terms and conditions than these certificates. Certificates will normally be registered in book entry form and the investor will receive only a written confirmation of their investment, and not an actual certificate.

The price, interest rate and other terms of the certificates were set to be competitive with other interest-bearing securities. There is no escrow of the offering proceeds, so all amounts paid for the certificates will be immediately available to use in our business.

Unsecured obligations. No assets have been set aside as collateral for the payment of the certificates. They are general obligations, with no preference over any other debt that we may have. We are not required to deposit into any sinking fund for the purpose of paying the certificates on maturity. The certificates or trust indenture do not restrict us from issuing additional debt or making any additional debt senior in payment priority to the certificates. We are not required to maintain any particular ratios of debt to assets or stockholders' equity.

Default. Regions Bank, Montgomery, Alabama, is the trustee for the certificates. A default would occur if we were more than 60 days late in making an interest or principal payment or if we went into bankruptcy or failed to comply with the trust indenture created for these certificates. If a default happened, the trustee could pursue any available remedy to collect on behalf of the certificate owners. Persons owning at least 25% in amount of the certificates could declare all the certificates due and payable. Persons owning a majority in amount of the certificates could direct the trustee in taking any action it considered lawful and fair. An individual certificate owner is restricted in the ability to start independent proceedings, without the consent of the trustee or joining with others holding a majority in amount of the certificates.

Redemption. Certificate owners may not redeem them for cash before their maturity date. Our current policy is to redeem certificates which have been held at least a year, upon a request showing exceptional need or hardship. There would be an early payment fee equal to six months' interest. We have the right to redeem some or all of the certificates upon notice, sent at least 30 and not more than 60 days before the redemption date. Investors would then exchange their certificates for the principal amount and any unpaid interest. No interest would be earned after the redemption date. If less than all the certificates were redeemed, the paying agent for the certificates would select the ones to redeem, on a basis it considered fair. There is no right to convert the certificates into any of our other securities. We expect to be offering new series of certificates. Investors may ask that all or part of the amounts due them be reinvested in new certificates, after they had received a current prospectus for the new certificates.

                          Future resales of securities

The certificates may legally be sold. The form and instructions for transfer are on the back of the certificate. There is not expected to be any trading market for the certificates, so any sale would have to be arranged between the certificate owner and a buyer. Registration would not be required for any resale of certificates under federal law, except for certificates held by certain of our affiliates. The shares of our common stock have been approved for listing on the Chicago Stock Exchange and that results in an exemption from registration of the certificates for resale under the laws of most states. Residents of certain states may need to rely upon another exemption from state registration for any resale of their certificates.

                              Plan of distribution

We are offering certificates directly to the public through Jayme Sickert, our Vice President of Church and Investor Relations, who will not receive any commissions or other compensation based on transactions in securities. His activities are intended to be within Rule 3a4-1 of the federal Securities Exchange Act of 1934 and he will comply with securities regulations of the states in which the offering is to be registered. We will communicate announcements of the offering and offer copies of this prospectus, as permitted by federal and state securities regulations. We are also offering through registered securities broker-dealers, currently Huntleigh Securities Corp., Medallion Equities, Inc. and MMR Investment Bankers, Inc. They will be paid four percent in commissions for sales they make of five-year certificates. Broker-dealers will be paid quarterly commissions, at an annual rate of 0.4%, on the principal balance of Access certificates they have sold. They will be paid commissions equal to one percent of the initial sale amount for Graduated certificates, then one percent of the principal balance remaining from that sale at the beginning of each of the second, third and fourth years after the date of sale. We may pay an additional one percent commission to a managing broker-dealer. We have agreed to indemnify the broker-dealers and their controlling persons against any liability arising out of any alleged untrue or omitted statement in this prospectus. We and the broker-dealers will be selling on a "best efforts" basis, without any commitment to sell the entire offering or any minimum amount. We expect to offer these certificates to residents of Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Vermont, Virginia and West Virginia.

We plan to continue the offering until all the certificates have been sold. We reserve the right to close the offering before then and to reject any purchase in full or in part.

                                     Experts

The financial statements of CMI as of and for the periods ended December 31, 2000 and December 31, 2001 have been included in this prospectus in reliance on the report of T. Jackson McDaniel III, certified public accountant.

                              Available Information

This prospectus is part of a registration statement on Form SB-2 filed under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement and its exhibits. Statements in this prospectus about any contract or other document are just summaries. You may be able to read the complete document as an exhibit to the registration statement.

We file reports under the Securities Exchange Act of 1934. You may read and copy the registration statement and our reports at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may telephone the Commission's Public Reference Branch at 800-SEC-0330. Our registration statement and reports are also available on the Commission's Internet site at http://www.sec.gov.

                          Index to financial statements

         Independent Auditors' Report                                 F-1
         Balance Sheets                                               F-2
         Statements of Income and Retained Earnings                   F-3
         Statements of Changes in Stockholders' equity                F-4
         Statements of Cash Flows                                     F-5
         Notes to Financial Statements                                F-6

                             T. JACKSON McDANIEL III

                           Certified Public Accountant
                               1439 McLendon Drive
                                     Suite C
                                Decatur, GA 30033
                                 (770) 491-0609

To the Board of Directors
PIF/Cornerstone Ministries Investments, Inc.
Cumming, Ga

I have audited the accompanying balance sheet of PIF/Cornerstone Ministries Investments, Inc. as of December 31, 2001 and 2000 and the related statements of income, retained earnings, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PIF/Cornerstone Ministries Investments, Inc. as of December 31, 2001 and 2000 and the results of its operations, its cash flows and changes in stockholders' equity for the years then ended in conformity with generally accepted accounting principles.

S/T. Jackson McDaniel III

March 29, 2002

PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC.
BALANCE SHEET
March 31, 2002 (Unaudited) and December 31, 2001 (Audited) and December 31, 2000 (Audited)

ASSETS                                                            12/31/00      12/31/01       3/31/02
                                                                 (AUDITED)     (AUDITED)     (UNAUDITED)
                                                               ------------   ------------   ------------
 CURRENT ASSETS
 CASH                                                          $  2,181,280      2,806,042      3,673,924
 ACCOUNTS RECEIVABLE                                                 67,085        448,584        303,630
 ACCRUED INTEREST RECEIVABLE                                        869,066      1,067,544      1,193,809
 OTHER RECEIVABLES                                                     --             --          292,696
 PREPAID INCOME TAXES                                                  --             --           48,392
                                                               ------------   ------------   ------------

                 TOTAL CURRENT ASSETS                             3,117,431      4,322,170      5,512,451


REAL ESTATE LOANS RECEIVABLE                                     26,469,809     30,251,416     33,749,469

FIXED ASSETS-NET OF ACCUMULATED
 DEPRECIATION                                                         6,689        266,655        222,608

INTANGIBLE ASSETS-NET OF ACCUMULATED
  AMORTIZATION                                                      955,226      1,179,650      1,252,358

INVESTMENTS
 REAL ESTATE HELD                                                   295,499        331,513        333,864

OTHER ASSETS
 BOND HOLDINGS                                                      273,500      5,172,500      5,134,000
 LIMITED LIABILITY COMPANY INTEREST                                    --          564,635        564,635
 PREPAID INCOME TAXES                                                  --           48,392           --
 PREPAID EXPENSES                                                     5,507          9,495          7,913
 DEPOSIT                                                              1,031          2,800          2,800
                                                               ------------   ------------   ------------
                 TOTAL ASSETS                                  $ 31,124,693     42,149,226     46,780,098
                                                               ============   ============   ============

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
 ACCOUNTS PAYABLE                                              $     26,337   $     78,223         64,543
 INTEREST PAYABLE                                                 2,213,690      3,038,778      2,861,454
 INCOME TAXES PAYABLE                                               112,264           --                0
 PAYROLL TAX LIABILITIES                                             34,871         11,175         16,873
 DIVIDENDS PAYABLE                                                  151,974        171,834           --
 DUE TO INVESTORS                                                      --             --          533,478
 DUE TO CHURCH GROWTH FOUNDATION                                     22,240           --             --
 OTHER CURRENT LIABILITIES                                             --             --            1,689
 RENT DEPOSITS HELD                                                     700           --             --
                                                               ------------   ------------   ------------

                 TOTAL CURRENT LIABILITIES                        2,562,076      3,300,010      3,478,037

LONG TERM LIABILITIES-INVESTOR CERTIFICIATES
 LOAN FOR BUILDING                                                     --          197,194        195,359
 INVESTOR CERTIFICATES                                           25,483,051     34,604,955     39,164,894
 BOND FUND CERTIFICATES                                             474,145           --             --
                                                               ------------   ------------   ------------

                 TOTAL LONG TERM LIABILITIES                     25,957,196     34,802,149     39,360,253

 DEFERRED INCOME TAXES                                               22,823         33,941         33,941
                                                               ------------   ------------   ------------

                 TOTAL LIABILITIES                               28,542,096     38,136,100     42,872,231

COMMON STOCK, .01 PAR VALUE,
 10,000,000 SHARES AUTHORIZED,
 397,227 ISSUED AND OUTSTANDING                                       3,972          5,287          5,289

PREFERRED STOCK                                                        --          500,000        500,000

PAID IN CAPITAL                                                   2,578,286      3,431,674      3,433,322

RETAINED EARNINGS (DEFICIT)                                             339         76,165        (30,744)
                                                               ------------   ------------   ------------

                 TOTAL SHAREHOLDER'S EQUITY                       2,582,597      4,013,126      3,907,867
                                                               ------------   ------------   ------------

TOTAL LIABILITIES AND MEMBER'S EQUITY                          $ 31,124,693   $ 42,149,226   $ 46,780,098

     See accompanying accountant's report and notes to financial statements

PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC
STATEMENT OF INCOME
   AND RETAINED EARNINGS
For the 3 months ended March 31, 2002 (Unaudited) and March 31, 2001 (Unaudited) and the years ended December 31, 2001 (Audited) and December 31, 2000 (Audited)

                                                        12/31/00       12/31/01      3/33/2001       3/31/02
                                                       (AUDITED)      (AUDITED)     (UNAUDITED)    (UNAUDITED)
                                                      -----------    -----------    -----------    -----------
REVENUES
 Interest Income-Loans                                $   432,590    $ 2,582,431    $   670,526    $   775,079
 Tax Free Interest Income                                    --             --             --          115,048
 Fees Earned                                              478,806      1,315,925        194,000        207,974
 Rental Income                                               --           20,096          2,779          6,335
 Other income                                               1,000         24,657          2,911           --
 Gain on Sale of Real Estate                                 --          183,429           --             --
                                                      -----------    -----------    -----------    -----------

 TOTAL REVENUES                                           912,396      4,126,538        870,216      1,104,436

OPERATING EXPENSES
 Interest Expense-Investor Certificates                   314,871      2,726,524        609,870        836,323
 Interest Expense-Other                                      --           14,698          1,537          4,472
 Management Fees                                           76,125           --             --             --
 Marketing Expenses                                        92,239        229,154         56,163        106,997
 Operating Expenses                                        50,817        881,864        228,277        276,647
                                                      -----------    -----------    -----------    -----------

 TOTAL OPERATING EXPENSES                                 534,053      3,852,240        895,847      1,224,439

NET INCOME FROM OPERATIONS                                378,343        274,298        (25,631)      (120,003)


OTHER INCOME (EXPENSE)
 Interest Income-Banks                                     19,410        121,155         23,194         10,983
 Dividend Income                                             --             --             --            2,111
 Tax Free Income                                             --          144,448           --             --
 Limited Liability Company Income                            --           64,635           --             --
 Income Tax Refund                                           --           17,731           --             --
 Income Tax Expense                                      (130,166)      (185,706)          --             --
                                                      -----------    -----------    -----------    -----------

 TOTAL OTHER INCOME                                      (110,756)       162,263         23,194         13,094
(EXPENSE)
NET INCOME                                            $   267,588    $   436,561    $    (2,437)   $  (106,909)

RETAINED EARNINGS (DEFICIT)                                10,130            339            339         76,165
BEGINNING OF PERIOD
DIVIDENDS                                                (224,019)      (360,735)       (72,010)          --
                                                      -----------    -----------    -----------    -----------

RETAINED EARNINGS (DEFICIT)                           $    53,699    $    76,165    $   (74,108)   $   (30,744)
                                                      ===========    ===========    ===========    ===========
END OF PERIOD


     See accompanying accountant's report and notes to financial statements

PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2001 and December 31, 2000


                                                                                   Retained        Total
                                          Common        Paid-In      Preferred     Earnings       Owner's
                                           Stock        Capital        Stock      (Deficit)        Equity
                                         -----------   -----------   ----------   -----------    -----------
Balance at December 31, 1999             $     1,191   $ 1,189,839   $     --     $    10,130    $ 1,201,160

Net Income (Loss) for the year
 ended December 31, 2000                        --            --           --         214,228        214,228

Dividends declared                              --            --           --        (224,019)      (224,019)

Capital contribution                           2,781     1,388,447         --            --        1,391,228
                                         -----------   -----------   ----------   -----------    -----------

Balance at December 31, 2000             $     3,972   $ 2,578,286   $     --     $       339    $ 2,582,597

Net Income (Loss) for the year
 ended December 31, 2001                        --            --           --         436,561        436,561

Dividends declared                              --            --           --        (360,735)      (360,735)

Capital contribution                           1,315       853,388      500,000          --        1,354,703
                                         -----------   -----------   ----------   -----------    -----------

Balance at December 31, 2001             $     5,287   $ 3,431,674   $  500,000   $    76,165    $ 4,013,126
                                         ===========   ===========   ==========   ===========    ===========


     See accompanying accountant's report and notes to financial statements

PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the 3 months ended March 31, 2002 (Unaudited) and March 31, 2001 (Unaudited) and the years ended December 31, 2001 (Audited) and December 31, 2000 (Audited)

                                              12/31/00         12/31/01          3/31/01          3/31/02
                                             (AUDITED)         (AUDITED)        (UNAUDITED)      (UNAUDITED)
                                          --------------    --------------      -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash from Operations:
   Net income (loss)                        $    214,228    $    436,561    $     (2,437)   $   (106,909)

  Items that do not use
    Cash:
      Depreciation & Amortization                 31,945         124,013          26,207          49,274
      Pass Through Limited Liability
       Company Income                               --           (64,635)           --              --
  (Increase) Decrease in
    Accounts Receivable                          (67,085)       (381,499)         (1,535)        144,994
  (Increase) Decrease in
    Accrued Interest Receivable                 (822,899)       (198,478)         94,036        (126,265)
  (Increase) Decrease in
    Intangible Assets                           (154,971)       (336,267)        (25,186)       (105,916)
  (Increase) Decrease in
    Prepaid Income Taxes                            --           (48,392)           --              --
  (Increase) Decrease in
    Other Assets                                  (1,538)         (5,757)          3,385           1,583
  Increase (Decrease) in
    Accounts Payable                             (61,200)         51,886          25,117         (13,680)
  Increase (Decrease) in
    Interest Payable                           2,129,940         825,088         180,939        (177,324)
  Increase (Decrease) in
    Dividends Payable                            122,198          19,860        (151,974)       (171,834)
  Increase (Decrease) in
    Rent Deposit Payable                            --              (700)           --              --
  Increase (Decrease) in
    Income taxes payable                          81,454        (112,264)       (112,264)           --
  Increase (Decrease) in
    Payroll Tax Liabilities                       34,871         (23,696)        (23,797)          5,698
  Increase (Decrease) in
    Other Liabilities                             23,564         (22,240)         17,245        (291,007)
  Increase (Decrease) in
    Deferred tax liability                        10,451          11,118            --              --
                                            ------------    ------------    ------------    ------------

Net Cash Provided (Used) by
  Operating Activities                         1,540,958         274,598          29,736        (791,386)

Cash Flows From Investing Activities:
  Real Estate Purchased                         (295,499)           --              --              --
  Real Estate Costs Capitalized                     --           (36,014)        (31,464)         (2,351)
  Effect of PIF Asset Acquisition               (308,966)           --              --              --
  Limited Liability Company
    Interest Acquired                               --          (500,000)           --              --
  Plant, Property & Equipment Purchased             --          (272,136)       (252,922)        (21,977)
  Loans purchased                            (21,720,888)           --              --              --
  Loans made                                  (3,387,451)    (23,327,367)           --              --
  Loan principal repayments received           2,051,509      19,545,810            --              --
  Net loans made                                    --              --          (387,438)     (3,498,053)
  Bond investment liquidated                        --           126,000          25,000          38,500
  Bonds purchased                                   --        (5,025,000)           --              --
                                            ------------    ------------    ------------    ------------
Net Cash Provided (Used) by
  Investing Activities                       (23,661,295)     (9,488,707)       (646,824)     (3,483,881)

Cash Flows From Financing Activties:
  Stock subscriptions sold                     1,391,228         854,703         301,612          12,225
  Preferred Stock Issued                            --           500,000            --              --
  Certificates of Indebtedness Issued          1,699,922       9,121,904            --              --
  Certificates of Indebtedness Acquired       20,726,853            --              --              --
  Net certificates of Indebtedness Issued           --              --           650,173       5,132,759
  Loan-PIF                                          --          (474,195)           --              --
  Loan for Building                                 --           197,194            --              --
  Building loan principal payments made             --              --           207,229          (1,835)
  Dividends Paid                                (222,421)       (360,735)           --              --
                                            ------------    ------------    ------------    ------------

Net Cash Provided by Financing Activities     23,595,582       9,838,871       1,159,014       5,143,149

Net Increase (Decrease)
  in Cash:                                     1,475,245         624,762         541,926         867,882
Cash-Beginning of Period                         706,035       2,181,280       2,181,280       2,806,042
                                            ------------    ------------    ------------    ------------

Cash-End of Period                          $  2,181,280       2,806,042       2,723,206       3,673,924
                                            ============    ============    ============    ============

During the year ended December 31, 2001 the Company paid cash interest of $___,___


     See accompanying accountant's report and notes to financial statements

                  PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 2001 and MARCH 31, 2002

NOTE 1 - Summary of Significant Accounting Policies

(A) Conformity  with  Generally  Accepted  Accounting  Principles and Accounting
Method

The accounting policies of the Company conform to generally accepted accounting principles consistent to its industry. The Company uses the accrual method of accounting.

(B) Description of Company's Operations

The Company is in the business of originating and purchasing Mortgage loans on Church and Church related properties. Costs associated with loan applications received directly from borrowers are expensed as period costs.

(C) Organizational Information

The Company is a corporation organized under the laws of the State of Georgia.

(D) Provision for Loan Losses

Management is of the opinion that losses arising from the default of Church or Church related loans are not probable or reasonably estimated. Management has an aggressive policy of working out any potential problem loans before they reach the default stage. As of the balance sheet date no loan is in arrears in a material amount. Therefore, no allowance for loan losses is reflected in the accompanying statements.

(E) Comparative Data

The Balance Sheet information for the year ended December 31, 1999 is presented for comparative purposes and are not intended to be complete financial statement presentations.

(F) Accrued Interest Income

Interest income is accrued monthly on the outstanding balance of loans receivable.

(G) Accrued Interest Expense

Interest on Certificates of Indebtedness is accrued semiannually from the date of issuance, and may be paid semiannually. Investors holding five year certificates in multiples of $10,000 may receive interest monthly.

(H) Cash and Cash Equivalents

Cash and cash equivalents include checking accounts and short term certificates with original maturities of 90 days of less.

NOTE 2 - LEASE COMMITMENTS

The Company has no lease commitments at March 31, 2002.

NOTE 3 - REAL ESTATE LOANS RECEIVABLE

At December 31, 2001 and March 31, 2002, the Company had Real Estate Loans Receivable totaling $30,251,416 and $33,749,469 respectively. These loans mature over a period beginning in 2002and ending in 2012.

NOTE 4 - INTANGIBLE ASSETS

Intangible assets consist of costs incurred to 1)organize the Company, 2) costs of registering the Company's equity and debt securities, 3) developing the Prospectus for registering of the Company's securities, and 4) commissions paid and/or accrued on the sale of debt securities and equity securities and (5) the costs of acquiring assets and/or assuming liabilities in acquisitions. These intangibles are amortized on a straight line basis for periods of 5 to 40 years.

                  PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 2001and MARCH 31, 2002

NOTE 5 - INCOME TAXES

Income taxes payable and the corresponding expense on The Company's net income for the years ended December 31, 2001 and December 31, 2000, and the three months ended March 31, 2002 and March 31, 2001:

                               12/31/2001         12/31/2000        03/31/2002       03/31/2001
                             ---------------    ---------------    --------------   --------------

Current:    Federal           $ 141,033          $   101,519        $       -        $       -
            State
                                 33,555               18,195                -                -

Deferred    Federal               9,450                9,058                -                -
            State                 1,668                1,394                -                -
                             ---------------    ---------------    --------------   --------------
                              $ 185,706          $   130,166        $       -        $       -
                             ===============    ===============    ==============   ==============

For the 3 months periods ended March 31, 2002 and March 31, 2001 the Company has recorded no income tax expense. For each of these periods the Company incurred operating losses for which no tax expense would be recorded. No provision has been made for any potential tax benefit of these interim operating losses due to the uncertainty of their availability by the end of each year. Deferred income taxes arise because of timing differences between financial accounting and tax accounting rules for the deductibility of intangible amortization expense.

NOTE 6 - CASH CONCENTRATION

A cash concentration risk arises when the Company has more cash in one financial institution then is covered by insurance. At December 31, 2001, and March 31, 2002, the Company had cash in one institution that was over the amount insured by the FDIC of $552,653 and $1,410,227 respectively.

NOTE 7-SECURITIES OFFERING

During  the  year  ended  December  31,  2001  the  Company  filed  2 Form  SB-2
Registration   Statements   under  the  Securities  Act  of  1933.  Under  these
Registration Statements, the Company issued 3 separate securities.

Under the first of the SB-2 filings the Company issued securities identified as "Access Certificates". These certificates have no stated maturity, are purchased in $100 increments and bears a rate of interest as determined by the Company's board of directors on the first of each January, April, July and October. The directors may also change the rates between these dates if market conditions warrant such a change.

Under this same filing the Company issued 5 year "Graduated Certificates". These certificates require a minimum investment of $500. Under the terms of the offering as filed, these certificates carry a graduated interest rate based on how long the certificate is held by the investor up to 5 years. These certificates are not collateralized and no sinking fund for paying the certificates on maturity is required.

Also during the year ended December 31, 2001 the Company offered up to $17,00,000 of Series B Certificates of Indebtedness. Of the $17,000,000 being offered, $3,000,000 has a March 13, 2003 maturity date and bears an interest rate of 7%. The remaining $14,000,000 will have a March 15, 2005 maturity date and bear interest at 9%. These certificates are not collateralized and no sinking fund for paying the certificates on maturity is required.

                  PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 2001 and MARCH 31, 2002

NOTE 8-LOAN GUARANTEES

At December 31, 2001 and March 31, 2002, the Company was guarantor for loans secured by retirement facilities owned by non-profit entities. The total of such loan guarantees is approximately $20,310,000 at March 31, 2002 with an additional potential guarantee of approximately $3,445,000.

NOTE 9-PROFIT SHARING PLAN

During the year ended December 31, 2001, the Company established a Profit Sharing Plan for its employees. The Plan allows for entry into the plan after one year of service, and immediate vesting of contributed amounts. The Plan does not have an employee contribution component. All contributions are to be made at the discretion of the Company after approval by the board of directors. For the year ended December 31, 2001 the Company determined that a contribution of approximately $41,000 was to be made.

NOTE 10-ACQUISITION OF INTEREST IN LIMITED LIABILITY COMPANY

During the year ended December 31, 2001, the Company acquired a 99% equity/100% profits interest in Wellstone Financial Group, LLC (WFG), a Georgia Limited Liability Company. WFG was formed for the purpose of assisting non-profit entities secure financing from sources other than the Company for retirement facilities, childcare facilities and church and church related facilities. WFG receives a fee for assisting these non-profit entities secure non-Company financing.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

     The Registrant's Articles of Incorporation, Article VII, provide that none of its directors shall be personally liable to the Registrant or its shareholders for monetary damages for breach of duty of care or other duty as a director, except as liability is required by the Georgia Business Corporation Code or other applicable law. The Registrant's Bylaws, Article VI, require the Registrant to indemnify officers or directors who were wholly successful in the defense of any proceeding to which they were parties because they were officers or directors. This mandatory indemnification is against reasonable expenses they incurred in the proceeding. The Registrant is permitted to indemnify officers and directors, and to pay their reasonable defense expenses, except in such cases as those involving conduct that was unlawful or in bad faith. Permission must come from a majority of disinterested directors or shareholders.

     These provisions in the Registrant's articles and bylaws may permit indemnification to directors, officers or persons controlling the Registrant for liabilities arising under the Securities Act of 1933. The Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.  Other Expenses of Issuance and Distribution.

     Expenses of the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows, assuming the Maximum offering amount is sold:

    Securities and Exchange Commission filing fee................     $    2,300
    Blue sky fees and expenses...................................          5,000
    Accountant's fees and expenses...............................         13,500
    General Counsel's fees and expenses..........................         15,000
    Printing and Edgar filer ....................................          5,000
    Postage and other delivery media.............................          5,000
    Marketing expenses, including travel.........................         25,000
    Miscellaneous................................................          9,200
                                                                      ----------
         Total...................................................     $   80,000
                                                                      ==========
         (The Registrant will bear all these expenses.)

Item 26.  Recent Sales of Unregistered Securities.

(a) The following information is given for all securities that the Registrant sold within the past three years without registering the securities under the Securities Act. The numbers give effect to the 1.5384 for one common stock split, effective January 14, 2000.

                    Date                                     Title                              Amount
                    ----                                     ------                             ------
(1)  November 1998 through October 1999                   common stock                      106,308 shares
(2)  November 1998 through October 1999        Series A certificates of indebtedness          $3,056,276
(3)  December 15, 2001                              500 shares of preferred stock               $500,000

(b) (1) and (2) No underwriters were used. The following registered securities broker-dealers participated as agents in the best efforts public offering of these securities: Great Nation Investment Corp., Huntleigh Securities Corp. and Medallion Equities, Inc. (3) Shares were sold to one person. No underwriters were used.

(c) (1) and (2) The total offering price of the securities sold was $691,030 from the sale of shares and $3,056,276 from the sale of certificates. The total compensation paid to securities broker-dealers was $111,980. (3) The Registrant acquired a 99% equity/100% profits interest in a limited liability company

(d) The section of the Securities Act under which the Registrant claims exemption from registration and the facts relied upon to make the exemption available are: (1) and (2) Section 3(b). The entire offering was the subject of a qualification on Form 1-A, pursuant to Regulation A of the General Rules and Regulations under the Securities Act of 1933, File No.24-3710. (3) Section 4(2). The sale was to one sophisticated individual owner of the business acquired.

Item 27.  Exhibits

     Exhibits listed below are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B.

 Exhibit
  Number                              Description
  ------                              -----------

   1.1 Sales Agency Agreement with Huntleigh Securities Corp. and Medallion Equities, Inc. (Incorporated by reference from Exhibit 1.1 of Pre-Effective Amendment No. 2 to Registrant's Registration Statement on form SB-2, No. 333-93475, filed April 26, 2000.)

   1.2* Certificate of Indebtedness Purchase Agreement, for direct sales by the Registrant

   3.1 Amended and Restated Articles of Incorporation of the Registrant (Incorporated by reference from Exhibit 3.1 of Registrant's Registration Statement on Form SB-2, No. 333-93475, filed January 14, 2000.)

   3.2 Amended and Restated By-laws of the Registrant (Incorporated by reference from Exhibit 3.2 of Registrant's Registration Statement on Form SB-2, No. 333-93475, filed January 14, 2000.)

   4.1 Article III.A., page 1 of the Amended and Restated Articles of Incorporation and Article III of the Amended and Restated By-laws (Reference is made to Exhibits 3.1 and 3.2)

   4.2 Form of Graduated Rate Redeemable Certificate of Indebtedness (Incorporated by reference from Exhibit 3.2 of Registrant's Registration Statement on Form SB-2, No. 333-70474, filed September 28, 2001)

   4.3      Form  of  Seven   Day   Redeemable   Certificate   of   Indebtedness
            (Incorporated by reference from Exhibit 3.2 of Registrant's Registration Statement on Form SB-2, No. 333-70474, filed September 28, 2001)

   4.4*     Form of five-year term certificates

   4.5      Trust   Indenture  for  Series  A   Certificates   of   Indebtedness
            (Incorporated by reference from Exhibit 4.5 of Registrant's Registration Statement on Form SB-2, No. 333-93475, filed January 14, 2000.)

   4.6 Amendment to Series A Trust Indenture (Incorporated by reference from Exhibit 4.6 of Registrant's Registration Statement on Form SB-2, No. 333-93475, filed January 14, 2000.)

   4.7 Trust Indenture for Series B and C Certificates of Indebtedness (Incorporated by reference from Exhibit 4.4 of Registrant's Registration Statement on Form SB-2, No. 333-93475, filed January 14, 2000.)

   4.8*     Trust Indenture dated June 14, 2002

   5* Opinion and consent of counsel with respect to the obligation of the certificates being registered

   23.1*    Consent of T. Jackson McDaniel III, Certified Public Accountant

   23.2*    Consent of Counsel (reference is made to Exhibit 5)

   24*      Power  of  Attorney   (filed  in  Part  II,   Signatures,   of  this
            registration statement)

   25*      Statement of eligibility of trustee, form T-1

* All exhibits not incorporated by reference are filed with this registration statement.

Item 28.  Undertakings.

     (a) The Registrant hereby undertakes that it will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

              (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

              (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

              (iii) Include any  additional or changed  material  information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (d) The registrant has been advised that, in the opinion of the Securities and Exchange Commission, indemnification to directors, officers and controlling persons of the registrant for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this Registration Statement to be signed on its behalf by the undersigned, in Cumming, Georgia, on June 24, 2002.



                            PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC.(Issuer)

                                  By    S/CECIL A. BROOKS
                                     ------------------------------------------
                                     Cecil A. Brooks, Chief Executive Officer

Each person whose signature appears below appoints Cecil A. Brooks, John T. Ottinger, or either of them, his or her attorney-in-fact, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this registration statement on Form SB-2 of PIF/Cornerstone Ministries Investments, Inc., and to file them, with all their exhibits and other related documents, with the Securities and Exchange Commission, ratifying and confirming all that their attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue of this appointment.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                 Signature                                    Title                                Date
                 ---------                                    -----                                ----

   S/CECIL A. BROOKS                                 Chief Executive Officer, President and           June 24, 2002
--------------------------------------------
   Cecil A. Brooks                                   Chairman of the Board of Directors

   S/JOHN T. OTTINGER                                Vice President, Chief Operating Officer          June 24, 2002
--------------------------------------------         Secretary, Treasurer and Director
   John T. Ottinger                                  (Principal financial and accounting officer)

   S/THEODORE R. FOX                                 Director                                         June 24, 2002
--------------------------------------------
   Theodore R. Fox

   S/RICHARD E. MCLAUGHLIN                           Director                                         June 24, 2002
--------------------------------------------
   Richard E. McLaughlin

   S/JAYME SICKERT                                   Director                                         June 24, 2002
--------------------------------------------
   Jayme Sickert

   S/IRVING B. WICKER                                Director                                         June 24, 2002
--------------------------------------------
   Irving B. Wicker

   S/TAYLOR MCGOWN                                   Director                                         June 24, 2002
--------------------------------------------
   Taylor McGown

   S/HENRY R. DARDEN                                 Director                                         June 24, 2002
--------------------------------------------
   Henry Darden